                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933

                          For the month of August 2005


                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     [X]          Form 40-F     [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     [ ]          No     [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   BANCOLOMBIA S.A.
                                                     (Registrant)


Date: August 8, 2005                    By  /s/  JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                              Name:  Jaime Alberto Velasquez B.
                                              Title: Vice President of Finance

[BANCOLOMBIA LOGO]                                                   [NYSE LOGO]


                         CONSOLIDATED FINANCIAL RESULTS
                       FOR THE QUARTER ENDED JUNE 30, 2005

Table of Contents

1.    HIGHLIGHTS
2.    CONSOLIDATED BALANCE SHEET
3.    INCOME STATEMENT
4.    SUBSIDIARIES
5.    PRO-FORMA FINANCIAL STATEMENTS

AUGUST 8, 2005. Medellin, Colombia - Today, BANCOLOMBIA S.A. (NYSE: CIB) announced the financial results for the quarter ended June 30, 2005.(1)

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT                                    QUARTER               GROWTH
(Ps millions)                                    1Q 05           2Q 05     2Q 05/1Q 05
                                               ----------     ----------   ----------
ASSETS
Loans and financial leases, net                10.159.139     10.655.883        4,89%
Investment securities, net                      5.313.772      5.601.841        5,42%
Other assets                                    2.745.231      2.465.501      -10,19%
                                               ----------     ----------   ----------
TOTAL ASSETS                                   18.218.142     18.723.225        2,77%
                                               ----------     ----------   ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                       12.111.704     11.764.696       -2,87%
Other liabilities                               4.123.444      4.721.342       14,50%
TOTAL LIABILITIES                              16.235.148     16.486.038        1,55%
Shareholders' equity                            1.982.994      2.237.187       12,82%
                                               ----------     ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     18.218.142     18.723.225        2,77%
                                               ----------     ----------   ----------

Interest income                                   464.374        530.775       14,30%
Interest expense                                  169.808        174.122        2,54%
NET INTEREST INCOME                               294.566        356.653       21,08%
Net provisions                                    (26.131)       (27.392)       4,83%
Other operating income                            175.494        167.605       -4,50%
Other operating expense                          (253.465)      (264.615)       4,40%
Non-operating income, net                             944          1.357       43,75%
Income tax expense                                (63.684)       (63.727)       0,07%
                                               ----------     ----------   ----------
NET INCOME                                        127.724        169.881       33,01%
                                               ----------     ----------   ----------

----------
1 This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly, 50% or more of the voting capital stock. For this reason, the financial information contained herein is not comparable to BANCOLOMBIA's consolidated results (including the results of its financial subsidiaries) released prior to March 2003. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

ANY REFERENCE TO BANCOLOMBIA MUST BE UNDERSTOOD AS TO THE BANK TOGETHER WITH ITS AFFILIATES, UNLESS OTHERWISE SPECIFIED.

Exchange rate: June 30, 2005 Ps 2,324.22 = US$ 1
Average exchange rate June 2005 Ps 2,346.27 = US$ 1

--------------------------------------------------------------------------------
CONTACTS
Sergio Restrepo               Jaime A. Velasquez             Mauricio Botero
Executive VP                  Financial VP                   IR Manager
Tel.: (574) 3120332           Tel.: (574) 5108666            Tel.: (574) 5108866

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


1.    HIGHLIGHTS:

      - Net income increased 33.0% over the quarter and 45.7% over the year, amounting to Ps 169.9 billion, or US$ 0.507 per ADS, compared to a net income of Ps 127.7 billion, or US$ 0.375 per ADS, for the previous quarter and Ps 116.6 billion, or US$ 0.300 per ADS, during the second quarter of 2004.

      - As of June 30, 2005 BANCOLOMBIA's net loans totaled Ps 10,656 billion, increasing 4.9% as compared to Ps 10,159 billion in the previous quarter. On a year-to-year basis, this represents an increase of 26.1% from Ps 8,454 billion at June 30, 2004. On the other hand, investment debt securities amounted to Ps 5,364 billion, increasing 6.8% over the quarter and 6.4% over the year.

      - During the second quarter of 2005, the net interest income amounted to Ps 356.7 billion, increasing 21.1% compared to the previous quarter and 50.6% on a year-to-year basis, due mainly to the recovery of bond prices which made interest on investments rise 42.4% and 117.5%, respectively, but also to interest on loans which increased 4.5% and 19.2%, respectively.

      - Net fees and income from services were up 9.5% over the quarter, reaching a total of Ps 127.1 billion, which represents an increase of 16.3% compared to the second quarter of 2004.

      - BANCOLOMBIA's ratio of past due loans to total loans at June 30, 2005 was 1.66% and the ratio of allowances for past due loans was 255%.

      - Pro-forma post-merger financial statements are attached at the end of the press release. Further information is available in BANCOLOMBIA's web site www.bancolombia.com under investor relations.

STOCK INDICATORS                                QUARTERS                               AS OF
                             -------------------------------------------         -------------------
                                  2Q 04           1Q 05           2Q 05          JUN-04      JUN-05
                             -----------     -----------     -----------         -------     -------
Net Income (Ps millions)         116.583         127.724         169.881         240.631     297.605
USD Earnings per ADS               0,300           0,375           0,507           0,620       0,888
ROAA                                3,17%           3,07%           3,91%           3,27%       3,42%
ROAE                               28,57%          26,85%          33,78%          29,48%      29,59%
P/BV ADS(1)                         1,50            2,30            2,40
P/BV Local(2)(3)                    1,54            2,36            2,43
P/E(4)                              5,65            9,07            7,97
Shares Outstanding           576.695.395     576.695.395     576.695.395

(1)   Defined as ADS price divided by ADS book value.

(2)   Defined as Share price divided by share book value.

(3)   Share prices on the Colombian Stock Exchange

(4)   Defined as market capitalization divided by annualized quarter results


CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


2.       CONSOLIDATED BALANCE SHEET

2.1      ASSETS

         BANCOLOMBIA's total assets increased 2.77% over the quarter to Ps 18,723 billion as of June 30, 2005 from Ps 18.218 billion as of March 31, 2005, registering a 16,2% increase over the year from Ps 16,107 billion as of June 30, 2004. The increase in total assets is explained mainly by a larger loan portfolio.

2.1.1    LOAN PORTFOLIO

         Corporate loans maintained their positive trend, increasing 2,6% over the quarter from Ps 5,748 billion to Ps 5,898 billion, which represents an increase of 16.9% compared to Ps 5,047 billions as of June 30, 2004.

LOAN PORTFOLIO                                           AS OF                            GROWTH
(Ps millions)                             30-JUN-04    31-MAR-05     30-JUN-05    2Q 05/1Q 05  2Q 05/2Q 04
                                          ---------    ----------    ----------   -----------  -----------
CORPORATE
Working capital loans                     4.402.620     4.605.565     4.702.575         2,11%        6,81%
Loans funded by
domestic development banks                  380.353       754.871       763.909         1,20%      100,84%
Trade Financing                             190.854       293.966       320.487         9,02%       67,92%
Overdrafts                                   53.223        69.267        87.614        26,49%       64,62%
Credit Cards                                 19.985        24.625        23.832        -3,22%       19,25%
TOTAL CORPORATE                           5.047.035     5.748.294     5.898.417         2,61%       16,87%

RETAIL AND SMES
Working capital loans                     1.088.583     1.353.731     1.473.914         8,88%       35,40%
Personal loans                              915.725     1.145.540     1.202.893         5,01%       31,36%
Loans funded by
domestic development banks                  345.007       360.343       368.252         2,19%        6,74%
Credit Cards                                336.063       376.067       397.393         5,67%       18,25%
Overdrafts                                  118.696       130.062       137.450         5,68%       15,80%
Automobile loans                            293.799       421.232       475.603        12,91%       61,88%
Trade Financing                              26.283        60.668        69.530        14,61%      164,54%
TOTAL RETAIL AND SMES                     3.124.156     3.847.643     4.125.035         7,21%       32,04%
MORTGAGE                                     51.291        56.758        58.324         2,76%       13,71%
FINANCIAL LEASES(1)                         670.546       949.275     1.040.760         9,64%       55,21%
TOTAL LOANS AND FINANCIAL LEASES          8.893.028    10.601.970    11.122.536         4,91%       25,07%
ALLOWANCE FOR LOAN LOSSES AND FINANCIAL
LEASES (1)                                 (439.466)     (442.831)     (466.653)        5,38%        6,19%
TOTAL LOANS AND FINANCIAL LEASES, NET     8.453.562    10.159.139    10.655.883         4,89%       26,05%

----------
(1)      These items include financial leases contracts for comparison reasons

         The retail and small and medium-sized enterprise ("SME") loan portfolio also maintained robust growth rates. It totaled Ps 4,125 billion as of June 30, 2005, increasing 7.2% over the quarter and 32.0% over the year. Furthermore, financial leases for both corporate and SME clients increased 9.6% over the quarter and 55.2% over the year. All types of loans showed very positive trends in a year-to-year basis.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


2.1.2    INVESTMENT PORTFOLIO

         BANCOLOMBIA's investments debt securities amounted to Ps 5,364 billion, increasing 6.8% as compared to Ps 5,024 billion from the previous quarter. On a year-to-year basis, this represents an increase of only 6.4%, from Ps 5,039 billion at June 30, 2004.

2.1.3    ASSET QUALITY

         As of June 30, 2005, the Bank's past due loans accounted for 1.66% of total loans. Loans classified as C, D and E accounted for 4.3% of total loans. Furthermore, the ratio of allowances for past due loans at the end of the quarter stayed at a conservative level of 255%.

LOANS AND FINANCIAL LEASES CLASSIFICATION

                         AS OF 30-JUN-04      AS OF 31-MAR-05      AS OF 30-JUN-05
                         ---------------      ---------------      ---------------
( Ps millions)
"A" Normal               8.097.116  91,1%     9.877.011  93,2%    10.294.476  92,6%
"B" Subnormal              391.174   4,4%       334.330   3,2%       349.882   3,1%
"C" Deficient               99.457   1,1%        97.658   0,9%       141.570   1,3%
"D" Doubtful recovery      207.537   2,3%       205.593   1,9%       237.610   2,1%
"E" Unrecoverable           97.744   1,1%        87.378   0,8%        98.998   0,9%

TOTAL                    8.893.028   100%    10.601.970   100%    11.122.536   100%

LOANS AND FINANCIAL
LEASES CLASSIFIED
AS C, D AND E
AS A PERCENTAGE OF
TOTAL LOANS AND
FINANCIAL LEASES               4,6%                 3,7%                 4,3%


ASSET QUALITY                                                    AS OF                        GROWTH
( Ps millions)                                    30-JUN-04   31-MAR-05   30-JUN-05   2Q 05/1Q 05   2Q 05/2Q 04
--------------                                    ---------   ---------   ---------   -----------   -----------
Total performing past due loans                      65.182      78.651      81.504         3,63%        25,04%
Total non-performing past due loans (1)              96.018      96.987     103.245         6,45%         7,53%
Total past due loans                                161.200     175.638     184.749         5,19%        14,61%
Allowance for loans and accrued interest losses     444.952     447.400     470.687         5,20%         5,78%
Past due loans to total loans                         1,81%       1,66%       1,66%
Non-performing loans to total loans                   1,08%       0,91%       0,93%
C, D, and E loans to total loans                      4,55%       3,68%       4,30%
Allowances to past due loans (2)                    276,02%     254,73%     254,77%
Allowances to C, D, and E loans (2)                 109,94%     114,53%      98,43%
Allowances to non-performing loans (2)              463,40%     461,30%     455,89%
Allowances to total loans                             5,00%       4,22%       4,23%
Performing loans to total loans                      98,92%      99,09%      99,07%

----------
(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)      Allowance means allowance for loan and accrued interest losses.

2.2      LIABILITIES

         Total deposits decreased 2.9% over the quarter, but increased 11.2% over the year to Ps 11,765 billion as of June 30, 2005. The funding mix was stable over the year. Interest-bearing deposits increased 10.7%, while non-interest bearing deposits increased 12.9%.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


2.3      SHAREHOLDERS' EQUITY

         BANCOLOMBIA's shareholders' equity totaled Ps 2,237 billion at the end of the second quarter of 2005. This represents an increase of 12.8% over the quarter and 29.7% over the year. Unrealized gains on available for sale debt securities totaled Ps 114.5 billion as of June 30, 2005, which represents increases of 167.8% compared to the previous quarter and 161.9% compared to the same period of 2004.

         At the end of the second quarter, the Bank's consolidated ratio of technical capital to risk-weighted assets was 13.7%.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS                              AS OF
Consolidated (Ps millions)                    30-JUN-04              31-MAR-05              30-JUN-05
--------------------------                    ---------              ---------              ---------
Basic capital (Tier I)                        1.264.690              1.531.183              1.682.375
Additional capital (Tier II)                    238.358                274.906                308.543
Technical capital (1)                         1.503.048              1.806.089              1.990.918
Risk weighted assets included market risk    11.991.482             13.799.147             14.544.531
CAPITAL ADEQUACY (2)                              12,53%                 13,09%                 13,69%

----------
(1)      Technical capital is the sum of basic capital and additional capital.

(2)      Capital Adequacy is Technical capital divided by Risk weighted assets

                                                              [BANCOLOMBIA LOGO]
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                                                                            2Q05


3.       INCOME STATEMENT

         BANCOLOMBIA's net income amounted to Ps 169.9 billion for the quarter ended June 30, 2005, as compared to net income of Ps 127.7 billion for the previous quarter and Ps 116.6 billion for the second quarter of 2004. This represents robust increases of 33.0% and 45.7%, respectively.

3.1      NET INTEREST INCOME

         Net interest income totaled Ps 356.7 billion during the second quarter of 2005, increasing 21.1% compared to Ps 294.6 billion for the previous quarter and 50.6% compared to Ps 236.9 billion for the second quarter of 2004.

         It is important to notice that when compared to the second quarter of 2004, the interest income increased 41.2%, while the interest expense increased 25.3%. The increase in interest income was strongly impacted positively by the regional debt market recovery without underestimating the positive behavior of the interest on loans as well as on financial leases.

3.2      PROVISIONS

         Provisions for loan and interest losses amounted to Ps 40.5 billion, increasing 25.6% as compared to the previous quarter, while total net provisions amounted to Ps 27.4 billion, increasing 4.8% over the quarter. Recoveries of previously charged-off loans and foreclosed assets stayed strong.

3.3      FEES AND INCOME FROM SERVICES

         The different sources of fee generation continued their positive trend. Net fees and income from services increased to Ps 127.1 billion during the second quarter of 2005. This represents an increase of 9.5% as compared to Ps 116.1 billion for the previous quarter and an increase of 16.3% as compared to Ps 109.2 billion for the second quarter of 2004.

ACUMMULATED CREDIT CARD BILLING                                                    %                2005
(MillIon pesos as of June 30, 2005)        2004                2005              Growth        Market Share
-----------------------------------        ----                ----              ------        ------------
Bancolombia VISA                          238,201              300,553           26,18%           5,38%
Bancolombia Mastercard                    421,342              470,961           11,78%           8,44%
Bancolombia American Express              172,957              239,210           38,31%           4,28%
TOTAL BANCOLOMBIA                         832,501            1.010,724           21,41%          18,10%
                                        ---------            ---------           -----           -----
Colombian credit card market            4.446,039            5.583,171           25,58%

Source: Credibanco, American Express y Red Multicolor


CREDIT CARD MARKET SHARE                                                       %               2005
Outstanding credit cards as of June 30,2005        2004          2005        Growth        Market Share
-------------------------------------------        ----          ----        ------        ------------
Bancolombia VISA                                  106.943       137.274     28,36%           4,49%
Bancolombia Mastercard                            165.225       177.741      7,58%           5,82%
Bancolombia American Express                       68.493        96.617     41,06%           3,16%
TOTAL BANCOLOMBIA                                 340.661       411.632     20,83%          13,47%
                                                ---------     ---------     -----           -----
Colombian credit card market                    2.525.673     3.056.154     21,00%

Source: Credibanco, American Express y Red Multicolor.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


            BANCOLOMBIA's accumulated unconsolidated credit card billing increased 21.4% during the second quarter of 2005, resulting in an 18.1% market share of the Colombian credit card business. In addition, the Bank's number of outstanding credit cards increased 20.8%, resulting in a 13.5% market share. BC American Express credit card showed excellent performance, increasing its billing to Ps
            239.2 billion and the number of outstanding credit cards to 96,617 cards, as of June 30, 2005, reaching a market share of 4.3% of total billing and 3.2% of outstanding credit cards.

3.4         OPERATING EXPENSES

            Total operating expenses increased 2.7% during the second quarter of 2005, amounting to Ps 251.4 billion. Nonetheless, due to the increase in net interest income discussed in section 3.1, BANCOLOMBIA's efficiency ratio dropped to 50.5% during the quarter.

PRINCIPAL RATIOS                                              QUARTERS                    AS OF
                                                    2Q 04      1Q 05     2Q 05      JUN-04     JUN-05
PROFITABILITY
Net interest margin (1)                             7,36%      8,06%      9,29%      8,65%      8,49%
Return on average total assets (2)                  3,17%      3,07%      3,91%      3,27%      3,42%
Return on average shareholders' equity (3)         28,57%     26,85%     33,78%     29,48%     29,59%

EFFICIENCY
Operating expenses to net operating income (4)     59,76%     53,92%     50,48%     53,36%     52,11%
Operating expenses to average total assets (4)      6,16%      6,10%      6,09%      6,18%      5,96%

CAPITAL ADEQUACY
Shareholders' equity to total assets               10,71%     10,88%     11,95%     10,71%     11,95%
Technical capital to risk weighted assets          12,53%     13,09%     13,69%     12,53%     13,69%

----------
(1) Defined as Net Interest Income divided by monthly average interest-earning assets.

(2)      Net income divided by monthly average total assets.

(3)      Net income divided by monthly average shareholders' equity.

(4) Operating income includes net interest income, total fees and income from services, and total other operating income. The efficiency ratios contained herein are not comparable to those previously released by BANCOLOMBIA because merger expenses have been included as operating expenses.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


4.       SUBSIDIARIES

         BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES

         The following table is expressed in US dollars.

BANCOLOMBIA PANAMA AND ITS SUBSIDIARIES
BALANCE SHEET
AND INCOME STATEMENT                                           QUARTER                                 GROWTH
(US$)                                           2Q 04           1Q 05           2Q 05        2Q 05/1Q 05     2Q 05/2Q 04
                                            -------------   -------------   -------------   -------------   -------------
ASSETS
Loans and financial leases, net               521.118.663     526.841.306     534.249.551            1,41%           2,52%
Investment securities, net                    508.776.132     372.797.891     394.997.540            5,95%         -22,36%
Overnight funds sold                          109.401.486     258.850.700     210.871.221          -18,54%          92,75%
Other assets                                   41.388.857      49.768.563      63.556.517           27,70%          53,56%
TOTAL ASSETS                                1.180.685.138   1.208.258.460   1.203.674.829           -0,38%           1,95%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits                                    1.022.790.639   1.020.806.955     959.678.271           -5,99%          -6,17%
Other liabilities                               5.733.688       5.233.240      48.346.202          823,83%         743,20%
TOTAL LIABILITIES                           1.028.524.327   1.026.040.195   1.008.024.473           -1,76%          -1,99%
Shareholders' equity                          152.160.811     182.218.265     195.650.356            7,37%          28,58%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  1.180.685.138   1.208.258.460   1.203.674.829           -0,38%           1,95%

Interest income                                16.528.605      13.362.278      17.459.346           30,66%           5,63%
Interest expense                               (4.263.276)     (5.892.404)     (6.204.917)           5,30%          45,54%
NET INTEREST INCOME                            12.265.329       7.469.874       11.254.429          50,66%          -8,24%
Net provisions                                    (99.229)     (1.404.904)     (1.318.776)          -6,13%        1229,02%
Other operating income                            297.755       1.538.268       1.351.951          -12,11%         354,05%
Other operating expense                          (533.777)     (1.484.540)     (1.422.337)          -4,19%         166,47%
NET INCOME                                     11.930.078       6.118.698       9.865.267           61,23%         -17,31%

         Total assets were very stable amounting to US$1,204 million as of June 30, 2005. Additionally, shareholders' equity increased 7.4% over the quarter, from US$182 million as of March 31, 2005 to US$196 million as of June 30, 2005.

         BANCOLOMBIA Panama reported net income of US$9.9 million during the second quarter, increasing 61.2% compared to the previous quarter. This increase is explained by the recovery on bond prices mentioned above.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05

CONSOLIDATED BALANCE SHEET                                                                       GROWTH
(Ps millions)                                       JUN-04       MAR-05       JUN-05     2Q 05/1Q 05  2Q 05/2Q 04
                                                  ----------   ----------   ----------   ----------   ----------
ASSETS
Cash and due from banks                              639.644      852.551      732.639       -14,07%       14,54%
Overnight funds sold                                 423.373      525.528      311.420       -40,74%      -26,44%
TOTAL CASH AND EQUIVALENTS                         1.063.017    1.378.079    1.044.059       -24,24%       -1,78%
                                                  ----------   ----------   ----------   ----------   ----------
DEBT SECURITIES                                    5.039.124    5.023.808    5.363.761         6,77%        6,44%
Trading                                            2.111.136    2.295.496    2.156.776        -6,04%        2,16%
Available for Sale                                 2.268.043    2.006.927    2.521.179        25,62%       11,16%
Held to Maturity                                     659.945      721.385      685.806        -4,93%        3,92%
EQUITY SECURITIES                                    283.288      355.450      302.665       -14,85%        6,84%
Trading                                               43.159       83.950       26.189       -68,80%      -39,32%
Available for Sale                                   240.129      271.500      276.476         1,83%       15,14%
Market value allowance                               (83.524)     (65.486)     (64.585)       -1,38%      -22,67%
NET INVESTMENT SECURITIES                          5.238.888    5.313.772    5.601.841         5,42%        6,93%
                                                  ----------   ----------   ----------   ----------   ----------
Commercial loans                                   6.679.410    7.812.253    8.131.479         4,09%       21,74%
Consumer loans                                     1.404.989    1.692.363    1.796.030         6,13%       27,83%
Small business loans                                  84.628       91.321       95.943         5,06%       13,37%
Mortgage loans                                        51.291       56.758       58.324         2,76%       13,71%
Finance lease                                        672.710      949.275    1.040.760         9,64%       54,71%
Allowance for loans and financial leases losses     (439.466)    (442.831)    (466.653)        5,38%        6,19%
NET TOTAL LOANS AND FINANCIAL LEASES               8.453.562   10.159.139   10.655.883         4,89%       26,05%
                                                  ----------   ----------   ----------   ----------   ----------
Accrued interest receivable on loans                 104.869      114.720      128.841        12,31%       22,86%
Allowance for accrued interest losses                 (5.486)      (4.569)      (4.034)      -11,71%      -26,47%
NET TOTAL INTEREST ACCRUED                            99.383      110.151      124.807        13,31%       25,58%
                                                  ----------   ----------   ----------   ----------   ----------
Customers' acceptances and derivatives                67.102       18.020       50.480       180,13%      -24,77%
Net accounts receivable                              162.264      190.403      204.532         7,42%       26,05%
Net premises and equipment                           371.661      348.801      376.263         7,87%        1,24%
Foreclosed assets                                     30.961       12.779       10.362       -18,91%      -66,53%
Prepaid expenses and deferred charges                 18.336       17.414       12.217       -29,84%      -33,37%
Good will                                             87.905       67.945       62.264        -8,36%      -29,17%
Operating lease, net                                   9.965        7.826        7.104        -9,23%      -28,71%
Other                                                237.437      331.942      293.715       -11,52%       23,70%
Reappraisal of assets                                266.883      261.871      279.698         6,81%        4,80%
                                                  ----------   ----------   ----------   ----------   ----------
TOTAL ASSETS                                      16.107.364   18.218.142   18.723.225         2,77%       16,24%
                                                  ----------   ----------   ----------   ----------   ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                               2.110.170    2.387.663    2.381.533        -0,26%       12,86%
Checking accounts                                  1.924.749    2.232.125    2.226.941        -0,23%       15,70%
Other                                                185.421      155.538      154.592        -0,61%      -16,63%
                                                  ----------   ----------   ----------   ----------   ----------
INTEREST BEARING                                   8.473.812    9.724.041    9.383.163        -3,51%       10,73%
Checking accounts                                  1.221.367      937.442    1.043.645        11,33%      -14,55%
Time deposits                                      4.118.498    4.671.305    4.548.281        -2,63%       10,44%
Savings deposits                                   3.133.947    4.115.294    3.791.237        -7,87%       20,97%
                                                  ----------   ----------   ----------   ----------   ----------
TOTAL DEPOSITS                                    10.583.982   12.111.704   11.764.696        -2,87%       11,16%
Overnight funds                                    1.097.369      509.366    1.123.770       120,62%        2,41%
Bank acceptances outstanding                          48.632       49.894       41.664       -16,49%      -14,33%
Interbank borrowings                                 253.365      669.331      817.794        22,18%      222,77%
Borrowings from domestic development banks           762.680      848.751      858.736         1,18%       12,59%
Accounts payable                                     567.274      908.101      645.319       -28,94%       13,76%
Accrued interest payable                              93.581      111.027      113.883         2,57%       21,69%
Other liabilities                                    158.719      214.765      238.781        11,18%       50,44%
Bonds                                                522.896      569.718      562.449        -1,28%        7,56%
Accrued expenses                                     253.172      198.932      274.722        38,10%        8,51%
Minority interest in consolidated subsidiaries        40.999       43.559       44.224         1,53%        7,87%
                                                  ----------   ----------   ----------   ----------   ----------
TOTAL LIABILITIES                                 14.382.669   16.235.148   16.486.038         1,55%       14,62%
                                                  ----------   ----------   ----------   ----------   ----------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                       288.348      288.348      288.348         0,00%        0,00%
Non Voting Preference Shares                          89.218       89.218       89.218         0,00%        0,00%
Common Shares                                        199.130      199.130      199.130         0,00%        0,00%
                                                  ----------   ----------   ----------   ----------   ----------
RETAINED EARNINGS                                  1.103.423    1.331.838    1.491.310        11,97%       35,15%
Appropiated                                          862.792    1.204.114    1.193.705        -0,86%       38,35%
Unappropiated                                        240.631      127.724      297.605       133,01%       23,68%
                                                  ----------   ----------   ----------   ----------   ----------
REAPPRAISAL AND OTHERS                               289.192      320.036      342.998         7,17%       18,61%
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES      43.732       42.772      114.531       167,77%      161,89%
                                                  ----------   ----------   ----------   ----------   ----------
TOTAL SHAREHOLDER'S EQUITY                         1.724.695    1.982.994    2.237.187        12,82%       29,71%
                                                  ----------   ----------   ----------   ----------   ----------

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


                                                            AS OF                         QUARTER                      GROWTH
                                              ------------------------------   ------------------------------   --------------------
CONSOLIDATED INCOME STATEMENT                                        JUN-05/                                     2Q 05/     2Q 05/
(Ps Millions)                                  JUN-04     JUN-05     JUN-04     2Q 04      1Q 05      2Q 05       1Q 05      2Q 04
                                              --------   --------   --------   --------   --------   --------   --------   --------
INTEREST INCOME AND EXPENSES
Interest on loans                              534,442    645,389      20.76%   276,572    315,622    329,767       4.48%     19.23%
Interest on investment securities              242,742    269,816      11.15%    72,877    111,312    158,504      42.40%    117.50%
Overnight funds                                  7,753     14,197      83.12%     4,139      5,580      8,617      54.43%    108.19%
Leasing                                         42,074     65,747      56.27%    22,295     31,860     33,887       6.36%     51.99%
TOTAL INTEREST INCOME                          827,011    995,149      20.33%   375,883    464,374    530,775      14.30%     41.21%
                                              --------   --------   --------   --------   --------   --------   --------   --------
Interest expense
Checking accounts                                6,238      9,008      44.41%     3,075      4,614      4,394      -4.77%     42.89%
Time deposits                                  125,267    150,866      20.44%    62,815     74,675     76,191       2.03%     21.29%
Savings deposits                                67,743     87,966      29.85%    37,679     42,654     45,312       6.23%     20.26%
TOTAL INTEREST ON DEPOSITS                     199,248    247,840      24.39%   103,569    121,943    125,897       3.24%     21.56%
                                              --------   --------   --------   --------   --------   --------   --------   --------
Interbank borrowings                             2,402     12,188     407.41%       900      6,643      5,545     -16.53%    516.11%
Borrowings from domestic development banks      35,646     40,293      13.04%    17,870     20,490     19,803      -3.35%     10.82%
Overnight funds                                 15,666     17,495      11.67%     5,644      7,373     10,122      37.28%     79.34%
Bonds                                           17,287     26,114      51.06%    11,021     13,359     12,755      -4.52%     15.73%
TOTAL INTEREST EXPENSE                         270,249    343,930      27.26%   139,004    169,808    174,122       2.54%     25.26%
                                              --------   --------   --------   --------   --------   --------   --------   --------
NET INTEREST INCOME                            556,762    651,219      16.97%   236,879    294,566    356,653      21.08%     50.56%
Provision for loan and accrued interest
  losses, net                                  (44,399)   (72,701)     63.74%   (23,668)   (32,228)   (40,473)     25.58%     71.00%
Recovery of charged-off loans                   14,069     20,489      45.63%     7,836      6,800     13,689     101.31%     74.69%
Provision for foreclosed assets and other
  assets                                       (18,893)    (9,000)    -52.36%     2,527     (1,890)    (7,110)    276.19%   -381.36%
Recovery of provisions for foreclosed assets
  and other assets                              10,659      7,689     -27.86%     9,545      1,187      6,502     447.77%    -31.88%
                                              --------   --------   --------   --------   --------   --------   --------   --------
TOTAL NET PROVISIONS                           (38,564)   (53,523)     38.79%    (3,760)   (26,131)   (27,392)      4.83%    628.51%
NET INTEREST INCOME AFTER PROVISION FOR
LOANS AND ACCRUED INTEREST LOSSES              518,198    597,696      15.34%   233,119    268,435    329,261      22.66%     41.24%
                                              --------   --------   --------   --------   --------   --------   --------   --------
Commissions from banking services and other
  services                                      33,003     40,622      23.08%    18,609     20,981     19,641      -6.38%      5.55%
Electronic services and ATM's fees              28,432     34,194      20.27%    14,625     17,046     17,148       0.60%     17.25%
Branch network services                         18,105     20,690      14.28%     9,416      9,749     10,941      12.23%     16.20%
Collections and payments fees                   17,629     22,334      26.69%     8,257     10,660     11,674       9.51%     41.38%
Credit card merchant fees                       36,309     42,460      16.94%    18,695     19,599     22,861      16.64%     22.28%
Credit and debit card annual fees               33,229     39,425      18.65%    16,982     18,867     20,558       8.96%     21.06%
Checking fees                                   24,100     25,653       6.44%    12,081     12,370     13,283       7.38%      9.95%
Warehouse services                              23,102     27,634      19.62%    11,789     14,749     12,885     -12.64%      9.30%
Fiduciary activities                            25,826     27,945       8.20%    13,072     13,495     14,450       7.08%     10.54%
Check remittance                                 5,561      4,998     -10.12%     2,728      2,426      2,572       6.02%     -5.72%
International operations                         9,690     11,184      15.42%     4,520      5,122      6,062      18.35%     34.12%
FEES AND OTHER SERVICE INCOME                  254,986    297,139      16.53%   130,774    145,064    152,075       4.83%     16.29%
                                              --------   --------   --------   --------   --------   --------   --------   --------
Fees and other service expenses                (45,078)   (53,940)     19.66%   (21,529)   (28,958)   (24,982)    -13.73%     16.04%
TOTAL FEES AND INCOME FROM SERVICES, NET       209,908    243,199      15.86%   109,245    116,106    127,093       9.46%     16.34%
                                              --------   --------   --------   --------   --------   --------   --------   --------
OTHER OPERATING INCOME
Net foreign exchange gains                     (47,896)   (59,033)     23.25%    10,830    (17,177)   (41,856)    143.67%   -486.48%
Forward contracts in foreign currency           75,698     88,872      17.40%     3,255     30,890     57,982      87.70%   1681.32%
Dividend income                                 15,909     29,611      86.13%       991     28,302      1,309     -95.37%     32.09%
Revenues from commercial subsidiaries           38,929     35,165      -9.67%    16,848     14,763     20,402      38.20%     21.09%
Communication, postage, rent and others          1,612      5,285     227.95%     1,015      2,610      2,675       2.47%    163.54%
TOTAL OTHER OPERATING INCOME                    84,252     99,900      18.57%    32,939     59,388     40,512     -31.78%     22.99%
                                              --------   --------   --------   --------   --------   --------   --------   --------
TOTAL INCOME                                   812,358    940,795      15.81%   375,303    443,929    496,866      11.92%     32.39%
OPERATING EXPENSES
Salaries and employee benefits                 174,709    201,294      15.22%    88,328     99,434    101,860       2.44%     15.32%
Bonus plan payments                             14,374      8,235     -42.71%     5,109      6,197      2,038     -67.11%    -60.11%
Compensation                                     9,543      4,500     -52.85%     4,678      2,083      2,417      16.03%    -48.33%
Administrative and other expenses              210,560    239,561      13.77%   109,217    116,736    122,825       5.22%     12.46%
Deposit security, net                            6,222     16,831     170.51%     2,455      7,667      9,164      19.53%    273.28%
Donation expenses                                   93         94       1.08%        45         43         51      18.60%     13.33%
Depreciation                                    21,334     25,796      20.91%    11,046     12,738     13,058       2.51%     18.21%
TOTAL OPERATING EXPENSES                       436,835    496,311      13.62%   220,878    244,898    251,413       2.66%     13.82%
                                              --------   --------   --------   --------   --------   --------   --------   --------
NET OPERATING INCOME                           375,523    444,484      18.36%   154,425    199,031    245,453      23.32%     58.95%
Merger expenses                                     --     10,498     100.00%        --      2,905      7,593     161.38%    100.00%
Goodwill amortization Banco de Colombia         11,324     11,324       0.00%     5,662      5,662      5,662       0.00%      0.00%
NON-OPERATING INCOME (EXPENSE)

Other income                                    22,912     24,143       5.37%    13,671      7,006     17,137     144.60%     25.35%
Minority interest                               (1,592)    (1,915)     20.29%    (1,404)      (999)      (916)     -8.31%    -34.76%
Other expense                                  (31,858)   (19,874)    -37.62%    (7,520)    (5,063)   (14,811)    192.53%     96.95%
TOTAL NON-OPERATING INCOME                     (10,538)     2,354    -122.34%     4,747        944      1,410      49.36%    -70.30%
INCOME BEFORE INCOME TAXES                     353,661    425,016      20.18%   153,510    191,408    233,608      22.05%     52.18%
Income tax expense                            (113,030)  (127,411)     12.72%   (36,927)   (63,684)   (63,727)      0.07%     72.58%
                                              --------   --------   --------   --------   --------   --------   --------   --------
NET INCOME                                     240,631    297,605      23.68%   116,583    127,724    169,881      33.01%     45.72%
                                              --------   --------   --------   --------   --------   --------   --------   --------

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


5.       PRO-FORMA FINANCIAL STATEMENTS(2)

                                                   AS OF JUNE 30, 2005
PRINCIPAL RATIOS                              BANCOLOMBIA      BANCOLOMBIA
                                              PRE-MERGER       POST-MERGER(1)
                                              ----------       --------------
PROFITABILITY
Net interest margin                              8.49%            7.38%
Return on total assets                           3.42%            2.95%
Return on shareholders' equity                  29.59%           28.55%

EFFICIENCY
Operating expenses to net operating income      52.11%           57.56%
Operating expenses to average total assets       5.96%            5.89%

CAPITAL ADEQUACY
Shareholders' equity to total assets            11.95%           10.33%
Technical capital to risk weighted assets       13.69%           11.12%

     ----------
     (1) Calculated with figures as of June 30, 2005, not with averages like the Pre-Merger ratios


                                                        AS OF JUNE 30, 2005
                                                        -------------------
TECHNICAL CAPITAL RISK WEIGHTED ASSETS       BANCOLOMBIA    BANCOLOMBIA    MERGER
(Ps millions)                                PRE-MERGER     POST-MERGER    EFFECT
                                                                             %
-------------                                ----------     -----------    ------
Basic capital (Tier I)                        1.682.375      1.955.867      16,26%
Additional capital (Tier II)                    308.543        513.214      66,33%
Technical capital (1)                         1.990.918      2.469.081      24,02%
Risk weighted assets included market risk    14.544.531     22.203.580      52,66%
CAPITAL ADEQUACY (2)                              13,69%         11,12%     -2,57%

     ----------

     (1)   Technical capital is the sum of basic capital and additional capital.

     (2)   Capital Adequacy is Technical capital divided by Risk weighted assets


----------
(2) The unaudited pro forma combined condensed financial statements presented below are derived from the consolidated unaudited financial statements of Bancolombia, Corporacion Financiera Nacional y Suramericana S.A. ("Corfinsura") and Conavi Banco Comercial y de Ahorros S.A ("Conavi"), as of June 30, 2005, adjusted to give effect to the acquisition of Corfinsura and Conavi by Bancolombia, realized through the merger of the three entities, as if the merger had been completed as of June 30, 2005.

The pro forma amounts have been developed from (a) the unaudited consolidated financial results of Bancolombia, included in this report, (b) the unaudited consolidated financial results of Corfinsura, giving effect to the spin-off of the portion of Corfinsura's assets and liabilities that will not be assumed by Bancolombia through the merger, as of June 30, 2005 and (c) the unaudited consolidated financial results of Conavi, as of June 30, 2005. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia, are stated in nominal terms and have not been audited.

There can be no assurance that the Superintendency of Banking will not modify the accounting characterization for some of these items, in accordance with generally accepted accounting principles in Colombia.

The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Bancolombia would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined condensed financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs currently expected to result from the merger. No assurance can be given that any such savings or other expected benefits of the merger will in fact take place, whether at the level of management's current expectations or at all.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


                                                               AS OF JUNE 30, 2005
                                                               -------------------
LOANS AND FINANCIAL LEASES CLASSIFICATION       BANCOLOMBIA           BANCOLOMBIA      MERGER
( Ps millions)                                   PRE-MERGER           POST-MERGER      EFFECT
                                                                                         %
--------------                                   ----------           -----------      ------
"A" Normal                                   10.294.476  92,6%    16.255.410  92,6%     57,9%
"B" Subnormal                                   349.882   3,1%       628.849   3,6%     79,7%
"C" Deficient                                   141.570   1,3%       209.101   1,2%     47,7%
"D" Doubtful recovery                           237.610   2,1%       284.589   1,6%     19,8%
"E" Unrecoverable                                98.998   0,9%       174.451   1,0%     76,2%
TOTAL                                        11.122.536   100%    17.552.400   100%     57,8%

LOANS AND FINANCIAL LEASES CLASSIFIED
AS C, D AND E AS A PERCENTAGE OF
TOTAL LOANS AND FINANCIAL LEASES                    4,3%                 3,8%


                                                             AS OF JUNE 30, 2005
                                                             -------------------
ASSET QUALITY                                      BANCOLOMBIA    BANCOLOMBIA    MERGER
( Ps millions)                                     PRE-MERGER     POST-MERGER    EFFECT %
--------------                                     ----------     -----------    --------
Total performing past due loans                       81.504        286.525       251,55%
Total non-performing past due loans (1)              103.245        250.046       142,19%
Total past due loans                                 184.749        536.571       190,43%
Allowance for loans and accrued interest losses      470.687        705.552        49,90%
Past due loans to total loans                           1,66%          3,06%
Non-performing loans to total loans                     0,93%          1,42%
C, D, and E loans to total loans                        4,30%          3,81%
Allowances to past due loans (2)                      254,77%        131,49%
Allowances to C, D, and E loans (2)                    98,43%        105,60%
Allowances to non-performing loans (2)                455,89%        282,17%
Allowances to total loans                               4,23%          4,02%
Performing loans to total loans                        99,07%         98,58%

----------
(1) Non-performing loans comprise consumer loans that are past due 60 days or more, commercial loans that are past due 90 days or more, and mortgage loans that are past due 120 days or more.

(2)      Allowance means allowance for loan and accrued interest losses.

                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


                                                                       AS OF JUNE 30, 2005
                                                   ----------------------------------------------------------
CONSOLIDATED BALANCE SHEET                         BANCOLOMBIA   BANCOLOMBIA      MERGER        BANCOLOMBIA
(Ps million and US Dollars millions)               PRE-MERGER    POST-MERGER      EFFECT        POST-MERGER
                                                                                    %         MILLIONS OF US$
------------------------------------               -----------   -----------    -----------   ---------------
ASSETS
Cash and due from banks                                732,639     1,146,553          56.50%              493
Overnight funds sold                                   311,420       812,086         160.77%              350
TOTAL CASH AND EQUIVALENTS                           1,044,059     1,958,639          87.60%              843
                                                   -----------   -----------    -----------   ---------------
DEBT SECURITIES                                      5,363,761     7,400,501          37.97%            3,184
Trading                                              2,156,776     4,080,234          89.18%            1,756
Available for Sale                                   2,521,179     2,474,099          -1.87%            1,064
Held to Maturity                                       685,806       846,168          23.38%              364
EQUITY SECURITIES                                      302,665       213,193         -29.56%               92
Trading                                                 26,189        31,678          20.96%               14
Available for Sale                                     276,476       181,515         -34.35%               78
Market value allowance                                 (64,585)      (64,532)         -0.08%              (28)
NET INVESTMENT SECURITIES                            5,601,841     7,549,162          34.76%            3,248
                                                   -----------   -----------    -----------   ---------------
Commercial loans                                     8,131,479    11,441,432          40.71%            4,924
Consumer loans                                       1,796,030     2,125,157          18.33%              914
Small business loans                                    95,943        96,232           0.30%               41
Mortgage loans                                          58,324     1,455,408        2395.38%              626
Finance lease                                        1,040,760     2,434,171         133.88%            1,047
Allowance for loans and financial leases losses       (466,653)     (692,832)         48.47%             (298)
NET TOTAL LOANS AND FINANCIAL LEASES                10,655,883    16,859,568          58.22%            7,254
                                                   -----------   -----------    -----------   ---------------
Accrued interest receivable on loans                   128,841       198,598          54.14%               85
Allowance for accrued interest losses                   (4,034)      (12,720)        215.32%               (5)
NET TOTAL INTEREST ACCRUED                             124,807       185,878          48.93%               80
                                                   -----------   -----------    -----------   ---------------
Customers' acceptances and derivatives                  50,480        88,989          76.29%               38
Net accounts receivable                                204,532       311,856          52.47%              134
Net premises and equipment                             376,263       637,040          69.31%              274
Foreclosed assets                                       10,362        54,562         426.56%               23
Prepaid expenses and deferred charges                   12,217        60,188         392.66%               26
Good will                                               62,264        62,264           0.00%               27
Operating lease, net                                     7,104        18,540         160.98%                8
Other                                                  293,715       386,040          31.43%              166
Reappraisal of assets                                  279,698       396,574          41.79%              171
                                                   -----------   -----------    -----------   ---------------
TOTAL ASSETS                                        18,723,225    28,569,300          52.59%           12,292
                                                   -----------   -----------    -----------   ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
DEPOSITS
NON-INTEREST BEARING                                 2,381,533     2,502,570           5.08%            1,077
Checking accounts                                    2,226,941     2,246,186           0.86%              966
Other                                                  154,592       256,384          65.85%              111
                                                   -----------   -----------    -----------   ---------------
INTEREST BEARING                                     9,383,163    14,696,705          56.63%            6,323
Checking accounts                                    1,043,645     1,056,500           1.23%              455
Time deposits                                        4,548,281     6,812,775          49.79%            2,931
Savings deposits                                     3,791,237     6,827,430          80.08%            2,937
                                                   -----------   -----------    -----------   ---------------
TOTAL DEPOSITS                                      11,764,696    17,199,275          46.19%            7,400
Overnight funds                                      1,123,770     1,534,014          36.51%              660
Bank acceptances outstanding                            41,664        41,949           0.68%               18
Interbank borrowings                                   817,794     1,274,645          55.86%              548
Borrowings from domestic development banks             858,736     1,809,234         110.69%              778
Accounts payable                                       645,319       875,924          35.74%              377
Accrued interest payable                               113,883       188,319          65.36%               81
Other liabilities                                      238,781       304,678          27.60%              133
Bonds                                                  562,449     1,992,489         254.25%              857
Accrued expenses                                       274,722       344,474          25.39%              148
Minority interest in consolidated subsidiaries          44,224        54,315          22.82%               23
                                                   -----------   -----------    -----------   ---------------
TOTAL LIABILITIES                                   16,486,038    25,619,316          55.40%           11,023
                                                   -----------   -----------    -----------   ---------------
SHAREHOLDER'S EQUITY
SUBSCRIBED AND PAID IN CAPITAL                         288,348       363,604          26.10%              156
                                                   -----------   -----------    -----------   ---------------
RETAINED EARNINGS                                    1,491,310     1,847,229          23.87%              795
Appropiated                                          1,193,705     1,426,165          19.47%              614
Unappropiated                                          297,605       421,064          41.48%              181
                                                   -----------   -----------    -----------   ---------------
REAPPRAISAL AND OTHER                                  342,998       624,606          82.10%              269
GROSS UNREALIZED GAIN OR LOSS ON DEBT SECURITIES       114,531       114,545           0.01%               49
                                                   -----------   -----------    -----------   ---------------
TOTAL SHAREHOLDER'S EQUITY                           2,237,187     2,949,984          31.86%            1,269


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
                                                              [BANCOLOMBIA LOGO]
--------------------------------------------------------------------------------
                                                                            2Q05


                                                                 ACCUMULATED JUNE 30, 2005
                                                   ----------------------------------------------------------
CONSOLIDATED INCOME STATEMENT                      BANCOLOMBIA   BANCOLOMBIA      MERGER        BANCOLOMBIA
(Ps million and US Dollars millions)               PRE-MERGER    POST-MERGER      EFFECT        POST-MERGER
                                                                                    %         MILLIONS OF US$
------------------------------------               -----------   -----------    -----------   ---------------
INTEREST INCOME AND EXPENSES
Interest on loans                                      645,389       987,243          52.97%              425
Interest on investment securities                      269,816       382,112          41.62%              164
Overnight funds and other                               14,197        15,643          10.19%                7
Leasing                                                 65,747       136,089         106.99%               59
TOTAL INTEREST INCOME                                  995,149     1,521,087          52.85%              655
                                                   -----------   -----------    -----------   ---------------
Interest expense
Checking accounts                                        9,008         9,090           0.91%                4
Time deposits                                          150,866       230,657          52.89%               99
Savings deposits                                        87,966       118,381          34.58%               51
TOTAL INTEREST ON DEPOSITS                             247,840       358,128          44.50%              154
                                                   -----------   -----------    -----------   ---------------
Interbank borrowings                                    12,188        20,693          69.78%                9
Borrowings from domestic development banks              40,293        78,523          94.88%               34
Overnight funds                                         17,495        40,236         129.99%               17
Bonds                                                   26,114        80,739         209.18%               35
TOTAL INTEREST EXPENSE                                 343,930       578,319          68.15%              249
                                                   -----------   -----------    -----------   ---------------
NET INTEREST INCOME                                    651,219       942,768          44.77%              406
Provision for loan and accrued interest losses,
  net                                                  (72,701)      (77,385)          6.44%              (33)
Recovery of charged-off loans                           20,489        31,306          52.79%               13
Provision for foreclosed assets and other assets        (9,000)      (28,674)        218.60%              (12)
Recovery of provisions for foreclosed assets and
  other  assets                                          7,689        24,234         215.18%               10
                                                   -----------   -----------    -----------   ---------------
TOTAL NET PROVISIONS                                   (53,523)      (50,519)         -5.61%              (22)
NET INTEREST INCOME AFTER PROVISION FOR LOANS
AND ACCRUED INTEREST LOSSES                            597,696       892,249          49.28%              384
                                                   -----------   -----------    -----------   ---------------
Commissions from banking services and other
  services                                              40,622        85,173         109.67%               36
Electronic services and ATM's fees                      34,194        47,376          38.55%               20
Branch network services                                 20,690        22,811          10.25%               10
Collections and payments fees                           22,334        27,043          21.09%               12
Credit card merchant fees                               42,460        50,764          19.56%               22
Credit and debit card annual fees                       39,425       103,924         163.60%               45
Checking fees                                           25,653        27,663           7.83%               12
Warehouse services                                      27,634        27,524          -0.40%               12
Fiduciary activities                                    27,945        28,827           3.16%               12
Check remittance                                         4,998         5,001           0.06%                2
International operations                                11,184        13,325          19.15%                6
FEES AND OTHER SERVICE INCOME                          297,139       439,431          47.89%              189
                                                   -----------   -----------    -----------   ---------------
Fees and other service expenses                        (53,940)      (77,887)         44.40%              (34)
TOTAL FEES AND INCOME FROM SERVICES, NET               243,199       361,544          48.66%              155
                                                   -----------   -----------    -----------   ---------------
OTHER OPERATING INCOME
Net foreign exchange gains                             (59,033)      (61,094)          3.49%              (26)
Forward contracts in foreign currency                   88,872       105,166          18.33%               45
Dividend income                                         29,611        39,364          32.94%               17
Revenues from commercial subsidiaries                   35,165        65,746          86.96%               28
Communication, postage, rent and others                  5,285         7,798          47.55%                4
TOTAL OTHER OPERATING INCOME                            99,900       156,980          57.14%               68
                                                   -----------   -----------    -----------   ---------------
TOTAL INCOME                                           940,795     1,410,773          49.96%              607
OPERATING EXPENSES
Salaries and employee benefits                         201,294       302,473          50.26%              130
Bonus plan payments                                      8,235         8,703           5.68%                4
Compensation                                             4,500         4,756           5.69%                2
Administrative and other expenses                      239,561       425,747          77.72%              183
Deposit security, net                                   16,831        27,086          60.93%              12
Donation expenses                                           94           403         328.72%               --
Depreciation                                            25,796        43,183          67.40%               19
TOTAL OPERATING EXPENSES                               496,311       812,351          63.68%              350
                                                   -----------   -----------    -----------   ---------------
NET OPERATING INCOME                                   444,484       598,422          34.63%              257
Merger expenses                                         10,498        17,381          65.56%                7
Goodwill amortization Banco de Colombia                 11,324        11,324           0.00%                5
NON-OPERATING INCOME (EXPENSE)
Other income                                            24,143        37,224          54.18%               16
Minority interest                                       (1,915)       (3,089)         61.31%               (1)
Other expense                                          (19,874)      (41,516)        108.90%              (18)
TOTAL NON-OPERATING INCOME                               2,354        (7,381)       -413.55%               (3)
INCOME BEFORE INCOME TAXES                             425,016       562,336          32.31%              242
Income tax expense                                    (127,411)     (141,272)         10.88%              (61)
                                                   -----------   -----------    -----------   ---------------
NET INCOME                                             297,605       421,064          41.48%              181


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